God's Garden Treasures LLC
Statements of Comprehensive Income
(Unaudited)

	Year Ended December 31, 2017		Year Ended December 31, 2016	
Revenue	$	299,143	$	303,050
Cost of sales		199,594		201,376
Gross profit		99,549		101,674
Expenses:				
Auto		9,371		8,971
Bank fees		1,591		1,380
Rent, repairs and utilities		23,511		25,533
Building insurance		876		2,065
Employee benefits		-		311
Dues and subscriptions		4,340		5,047
Education		220		254
Other expenses		2,936		818
Membership fees		975		-
Printing		-		398
Professional services		18,982		3,066
Supplies		4,562		3,772
Telephone		3,123		3,220
Wages		-		2,301
Sales and marketing		16,228		16,723
Fees and penalties		144		451
Interest		1,517		666
Total expenses		88,376		74,976
Net income	$	11,173	$	26,698